The Hague, June 19, 2006

AEGON to acquire 49% of Seguros Argos

AEGON today announced that an agreement has been signed to acquire a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company specializing in the sale of life insurance to individuals through their employers (the worksite marketing channel), for an undisclosed sum. Ranked by market share, for individual life insurance, Seguros Argos is seventh among life insurance companies in Mexico. The transaction is expected to close in the third quarter of 2006 after gaining final approval from Mexico’s regulatory authorities and subject to normal closing requirements.

AEGON’s existing operations in Mexico include AEGON Direct Marketing Services, which works with insurance companies, banks, and other financial institutions to provide direct marketing services. In addition, Transamerica Reinsurance (an AEGON company) is active in the life reinsurance market in Mexico.

Argos was started in 2002 by executives with a long tenure in the Mexican insurance market. At the end of 2005 Argos had more than 420,000 policies in force and 1,266 million pesos (EUR 86.6 million) in premium income.

“We welcome this opportunity to further expand into Mexico’s life insurance market with one of the country’s leading providers of individual life insurance and related savings and investment products,” said Don Shepard, Chairman of AEGON’s Executive Board. “This investment is consistent with AEGON’s strategy to expand into countries that offer long-term growth opportunity for the products and services we deliver. We look forward to working with Argos to build on their solid platform.” Argos CEO Luis Huerta Rosas stated: “Partnering with a leading international insurer like AEGON is an exciting step for us. Together we will continue innovating and offering quality products and services.”

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

ABOUT SEGUROS ARGOS

Founded in 2002 and headquartered in Mexico City, Mexico, Seguros Argos has grown rapidly and is now a leading life insurance company in Mexico. Argos specializes in the sale of individual life insurance through the worksite. Argos also sells group life insurance as well as savings products. Employing more than 100 people the company is represented in all of the Mexican states. Its unique approach to serving the needs of the mid to lower-income workers’ market, based on innovative and tailor-made programs, has allowed Seguros Argos to become one of the most respected specialized companies in the market. It is through this approach that Seguros Argos has made personal insurance products available to such a large number of individuals otherwise lacking access to insurance in Mexico.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44	+1 410 576 45 26

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

Seguros Argos, S.A de C.V.

México City

Phone	+52 (55) 1500 1611

Fax	+52 (55) 1500 1607

E-mail	eugalde@segurosargos.com

Website	www.segurosargos.com